FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: January 30, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of an amendment of the extraordinary report regarding an acquisition of the mobile phone-related business of SANYO Electric Co., Ltd. by means of a corporate split filed with the Kanto Local Finance Bureau of the Ministry of Finance of Japan (“Rinjihoukokusho”)

1. Reason for Filing

Kyocera Corporation (the “Company”) filed an extraordinary report, pursuant to Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7 of Paragraph 2 of Article 19 of the Ordinance of Cabinet Office relating to Disclosure of Corporation, because a meeting of its Board of Directors held on January 21, 2008 authorized the Company to acquire the mobile phone-related business of SANYO Electric Co., Ltd. (“SANYO”) by means of a corporate split effective on April 1, 2008, and the final agreement relating thereto was executed following such authorization.

The Company hereby files an amendment to such extraordinary report pursuant to Paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law because a meeting of its Board of Directors held on January 29, 2008 authorized the execution of the corporate split agreement and, following such resolution, the Company executed such agreement on January 30, 2008.

2. Matters Amended

Amended portions are indicated by underlines as follows:

(Before amendment)

(3) Form of a corporate split, number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company, and rights and obligations to be acquired by the Company

Form of a corporate split

In a corporate split, SANYO will be the company undertaking such split and the Company will be the acquiring company. The agreement for the corporate split is scheduled to be executed until January 31, 2008

(Following paragraphs are omitted intentionally.)

(After amendment)

(3) Form of a corporate split, number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company, and rights and obligations to be acquired by the Company

Form of a corporate split

In a corporate split, SANYO will be the company undertaking such split and the Company will be the acquiring company. The agreement for the corporate split was executed on January 30, 2008 following authorization by a resolution adopted at a meeting of the Board of Directors of the Company held on January 29, 2008.

(Following paragraphs are omitted intentionally.)

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